March 3, 2009

09045512

RECEIVED

2009 MAR -6 P 2:22

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 019/2009**

  Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in February 2009.

  Date: March 3, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
MAR 10 2009
THOMSON REUTERS

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

3/9

Summary Translation Letter
To the Stock Exchange of Thailand
March 3, 2009

AIS-CP 019/2009

March 3, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in February 2009.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	**Grant III**	**Grant IV**	**Grant V**
The number of warrants (units)	8,999,500	9,686,700	10,138,500
Issuing Date	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	79.646	93.728	82.956
Exercise Ratio (warrant : common share)	1 : 1.15247	1 : 1.13801	1 : 1.10259
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrants (ESOP Grant III, IV and V) in February 2009 as follows:

Outstanding of ESOP	**Grant III**	**Grant IV**	**Grant V**
No. of exercised warrants in this month (units)	8,000	-	-
No. of remaining unexercised warrants (units)	4,650,700	9,211,100	9,092,500
No. of shares derived from this exercise (shares)	9,219	-	-
No. of remaining shares reserved for warrants (shares)	5,304,954	10,391,434	9,931,349

AIS

March 3, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 022/2009**

Subject: Additional agenda of the 2009 Annual General Meeting of Shareholders

Date: March 3, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 3, 2009

RECEIVED

2009 MAR -6 P 2:47

AIS-CP 022/2009

March 3, 2009

Re: Additional agenda of the 2009 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting (Special agenda), which is held on March 3, 2009 as the following matters:

1. Resolved to propose to the 2009 Annual General Meeting of Shareholders to approve an addition of the Company's objectives Item 49 as follows;

   "Item 49 To render electronic payment services such as clearing service, settlement service, electronic payment service by the equipment or network, transaction switching service, electronic payment service for purchase of goods, and/or receiving services from sellers or service providers at any place and such service is not subjected to service and distribution system of electronic money (unless permission to render services have been granted by relevant authority)"

   Due to the addition of the Company's objectives, the Company shall amend the Memorandum of Association Clause 3; the Company's objectives from 48 items to 49 items.

2. Approved to add an agenda of the 2009 Annual General Meeting of Shareholders, Subject: To approve the addition of the Company's objective Item 49 on Electronics Payment Business, and amendment of the Company's Memorandum of Association Clause 3. After the additional, the agendas of the 2009 Annual General Meeting of Shareholders will be as follows;

   Agenda 1 Matters to be informed;

   Agenda 2 To certify the Minutes of the 2008 Annual General Meeting of Shareholders held on April 10, 2008;

   Agenda 3 Report by the Board of Directors for operation of the year 2008;

   Agenda 4 To approve the balance sheet, statement of income and statement of cash flow for fiscal year ended December 31, 2008;

   Agenda 5 To approve the dividend payment for the fiscal year 2008;

   Agenda 6 To approve the issuing and offering of debenture in an amount not exceeding Baht 15,000,000,000 (Baht Fifteen billion);

   Agenda 7 To approve the addition of the Company's objective Item 49 on Electronics Payment Business, and amendment of the Company's Memorandum of Association Clause 3;

   Agenda 8 To approve the re-appointments of retiring directors;

Agenda 9 To approve the directors' remuneration for 2009;

Agenda 10 To approve the appointment of the Company's auditors and determine the auditors' remuneration for the year 2009;

Agenda 11 To approve the allotment of the additional ordinary shares, reserved for exercising the right to conform to the adjustment prescribed in the Prospectus.

Agenda 12 To consider other matters (if any)

END